Exhibit 1

RESIGNATION AS DIRECTOR

Date: February 10, 2021

The Board of Directors

TIANZHEN INVESTMENTS LIMITED

天圳投資有限公司

Portcullis Chambers,

P.O. Box 1225,

Apia,

Samoa

Dear Sirs,

RE:	TIANZHEN INVESTMENTS LIMITED 天圳投資有限公司 (“the Company”)

I hereby resign as a Director of the Company with immediate effect.

I confirm that I have no claim against the Company for compensation for loss of office.

Yours faithfully,

/s/ WANG Qiuli
WANG Qiuli
Director